Mail Stop 4720


								August 13, 2009






Mr. Marc A. Stefanski
Chairman, President and Chief Executive Officer
TFS Financial Corporation
7007 Broadway Avenue
Cleveland, Ohio 44105

Re:	TFS Financial Corporation
	File No. 001-33390
	Form 10-K for the fiscal year ended September 30, 2008

Dear Mr. Stefanski:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.
						Sincerely,



						Michael Clampitt
						Senior Attorney